UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

APPLE REIT TEN, INC.
(Name of Subject Company)

APPLE REIT TEN, INC.
(Names of Persons Filing Statement)

Units (Each of Which is Equal to a Share Each of
Common and Series A Preferred Stock)
(Title of Class of Securities)

037853207
(CUSIP Number of Class of Securities)

Glade M. Knight
Chairman of the Board and Chief Executive Officer
Apple REIT Ten, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

David W. Robertson, Esq.
McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, Virginia 23219
 (804) 775-1031

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement relates to a tender offer (the “Tender Offer”) by MacKenzie Realty Capital, Inc. (the “Bidder”) to purchase up to 500,000 of the outstanding common stock and the associated shares of Series A preferred stock (together, the “Units” or “Shares”), of Apple REIT Ten, Inc., a Virginia corporation (the “Company”), at a price equal to $9.21 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidder with the Securities and Exchange Commission (the “SEC”) on July 20, 2016 (the “Offer to Purchase”).
 As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Shares (the “Shareholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.
Item 1. Subject Company Information.
The Company’s name and the address and telephone number of its principal executive office is as follows:
Apple REIT Ten, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
This Schedule 14D-9 relates to the Shares, of which there were 87,558,918 outstanding as of July 22, 2016.
Item 2. Identity and Background of Filing Person.
The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to the Tender Offer by the Bidder pursuant to which the Bidder has offered to purchase, subject to certain terms and conditions, up to 500,000 Shares at the Offer Price pursuant to the Offer to Purchase. The Tender Offer is on the terms and subject to the conditions described in the Offer to Purchase.
Unless the Tender Offer is extended by the Bidder, the Tender Offer will expire at 11:59 p.m., Pacific Time, on August 19, 2016.
According to the Bidder’s Schedule TO, the business address and telephone number for the Bidder is 1640 School Street, Moraga, CA 94556, (925) 631-9100.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidder and its executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed (a) in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 1, 2016 (the “Proxy Statement”) and incorporated herein by reference, including in the sections entitled “Ownership of Equity Securities,” “Compensation of Directors,” “Director Summary Compensation,” “Stock Option Grants in Last Fiscal Year,” “Compensation Discussion and Analysis,” and “Certain Relationships and Agreements” therein, (b) in Note 6 titled “Related Parties” of the Company’s financial statements for the year ended December 31, 2015 included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) filed with the SEC on March 4, 2016 and incorporated herein by reference and (c) the Merger Agreement, as defined in Item 4 hereto. The Proxy Statement and the Annual Report were previously delivered to all Shareholders and the Proxy Statement and Annual Report are available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.
(a)	Solicitation or Recommendation
The Board of Directors has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that Shareholders reject the Tender Offer and not tender their Units for purchase by the Bidder pursuant to the Offer to Purchase.
The Board of Directors acknowledges that each Shareholder must evaluate whether to tender Units to the Bidder pursuant to the Offer to Purchase and that an individual Shareholder may determine to tender based on, among other things, the individual Shareholder’s individual liquidity needs.
(b)	Reasons for the Recommendation
In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management; (2) reviewed the terms and conditions of the Tender Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, financial condition, portfolio of properties, strategies and future prospects, including but not limited to the Company’s previous announcement that it has entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”), with Apple Hospitality REIT, Inc. (“Apple Hospitality”), and 34 Consolidated, Inc., a wholly-owned subsidiary of Apple Hospitality (“Ten Acquisition Sub”) which provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Ten Acquisition Sub (the “Merger”), with Ten Acquisition Sub surviving the Merger as a wholly-owned subsidiary of Apple Hospitality, as reported in the Current Reports on Form 8-K filed by the Company on April 14, 2016 and July 13, 2016.
The reasons for the Board of Directors recommendation include:
•
The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidder to purchase Units at an unreasonably low price and make a profit and, as a result, deprive the Shareholders who tender Units of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that because the Company is a non-exchange traded REIT, there is a limited market for the Units and there can be no certainty regarding the long-term value of the Units because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8 - “Additional Information.”

•	On April 14, 2016, the Company announced its entry into the Merger Agreement to be acquired by Apple Hospitality.
o
Pursuant to the terms of the Merger Agreement, each issued and outstanding Unit of the Company (other than those (x) with respect to which statutory dissenters’ rights of appraisal have been properly exercised, perfected and not subsequently withdrawn under Virginia law or (y) owned by Apple Hospitality, Ten Acquisition Sub or any of their respective subsidiaries) will be converted into the right to receive (i) 0.522 common shares of Apple Hospitality (“Apple Hospitality Common Shares”) and (ii) $1.00 in cash.

o
Based on the 20 Day VWAP (volume weighted average price) of Apple Hospitality Common Shares ending April 12, 2016 of $19.49 per share, the total per Unit consideration equates to an implied offer price of $11.17 per Unit, including the $1.00 cash per Unit consideration. Apple Hospitality Common Shares are listed for trading on the New York Stock Exchange under the ticker symbol “APLE”.

o
Based on the closing price of Apple Hospitality Common Shares on August 1, 2016 of $20.47 per share, the total per Unit consideration equates to an implied offer price of $11.69 per Unit, including the $1.00 cash per Unit consideration.

o
The Merger Agreement contains various closing conditions, including approval by Company shareholders of the Merger and approval by Apple Hospitality shareholders of the Apple Hospitality Common Shares to be issued in the Merger. As a result, there can be no assurance that the Merger will close. The Company and Apple Hospitality have called shareholder meetings to consider approval of the Merger and the issuance of the Apple Hospitality Common Shares, respectively, on August 31, 2016. If the closing conditions are satisfied, including shareholder approvals, it is anticipated that the Merger would close following the August 31, 2016 shareholder meetings.

o
The Board of Directors, based on the unanimous recommendation of the Special Committee of the Board of Directors, approved the Merger Agreement and approved submitting the Merger Agreement to the Shareholders with the Board’s recommendation that Shareholders vote in favor of the Merger and related transactions.

•
Solely for purposes of assisting trustees and custodians of individual retirement accounts (“IRAs”) containing an investment in the Company’s common shares and assisting broker-dealers in meeting their customer account statement reporting obligations under Financial Industry Regulatory Authority (“FINRA”) rules for investments in the Company, the Company announced an estimated per share value of the Company’s common shares as of December 31, 2015 of $11.10 per share, as more fully described in the section entitled “Common Shares” of Item 5 of the Annual Report, which is incorporated herein by reference. The fair value estimate of the Company’s common shares was based upon a third-party valuation of the per share value of its common shares on a fully diluted basis as of December 31, 2015. The third party developed a per share value range of $10.60 - $11.60 and the estimated value provided above is the mid-point of that range. As with any methodology used to estimate value, the methodology employed by the Company was based upon a number of estimates and assumptions that may not be accurate or complete and may not accurately reflect future conditions. The estimated per share value does not represent: (i) the amount at which the Company’s shares would trade on a national securities exchange, (ii) the amount a shareholder would obtain if he or she tried to sell his or her shares or (iii) the amount shareholders would receive if the Company liquidated its assets and distributed the proceeds after paying all expenses and liabilities. This value was not based on an appraisal of the Company’s assets.

•
By accepting the Offer Price, Shareholders would also be foregoing potential future distributions. The Company currently pays monthly distributions that, if annualized, amount to $0.825 per Unit per year. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, or that, if the Merger is consummated, that Apple Hospitality will continue to make distributions itself, Shareholders that choose to participate in the Tender Offer by selling their Shares to the Bidder will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•
The Bidder states that the Tender Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Shareholders. Therefore, the Bidder acknowledges that the Offer Price was established based on the Bidder’s objectives and not based on what is in the best financial interest of Shareholders.

•	The Bidder acknowledges that it has “not made an independent appraisal of the Shares” or the Company’s properties, and that it is “not qualified to appraise real estate.”
•
The Bidder has engaged a depositary for the Tender Offer, MacKenzie Capital Management, LP (the “Depositary”), that is an affiliate of the Bidder. As a result, there is no independent third party holding funds of the Bidder for payment of the Offer Price that can independently verify that such funds are available for payment, and the Bidder may have access to the Shares tendered by Shareholders before all conditions to the Tender Offer have been satisfied and tendering holders have been paid.

•
The Tender Offer requires each Shareholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any Shareholder and the Bidder or the Depositary. For most Shareholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a Shareholder and the Bidder or the Depositary, the prevailing party will be entitled to recover attorney fees and costs.

•
There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until August 19, 2016 and it may be extended by the Bidder in its sole discretion.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.
In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Company or Shareholders.
(c)	Intent to Tender
The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Shareholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors and executive officers of the Company intends to tender any of his or her Units in the Tender Offer. Further, to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates or related parties intends to tender Units held of record or beneficially by such person or entity for purchase pursuant to the Tender Offer.
 Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Not applicable.
 Item 6. Interest in Securities of the Subject Company.
During the past sixty days, no transactions with respect to Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except for 17,512 options granted on June 1, 2016 to each non-employee director of the Company under the annual automatic award provisions of the Company’s 2010 Non-Employee Directors Stock Option Plan (the “Plan”). Pursuant to the Plan, no option may be exercised unless at such time the optionee is a director of the Company, except that an optionee may exercise an option within three years after the date he ceases to be a director of the Company if he ceases to be a director more than six months after the date of the grant of the option.    Pursuant to its discretionary authority under the Plan for merger transactions, the Board of Directors waived this six month requirement for the options granted on June 1, 2016.
Item 7. Purposes of the Transaction and Plans or Proposals.

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Tender Offer which relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information.
This Schedule 14D-9 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are typically identified by use of terms such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” should,” “will,” “predict,” “potential” and similar expressions that convey the uncertainty of future events or outcomes. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the Company and Apple Hospitality to obtain the required shareholder or other third-party approvals to consummate the proposed Merger; the satisfaction or waiver of other conditions in the Merger Agreement; the risk that the Merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; the ability of the Company to implement its operating strategy; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the real estate and real estate capital markets; financing risks; current and future litigation, including any legal proceedings that have been or may be instituted against the Company, Apple Hospitality, and others related to the Merger Agreement; regulatory proceedings or inquiries; and changes in laws or regulations or interpretations of current laws and regulations that impact the Company’s business, assets or classification as a real estate investment trust. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. In addition, the Company’s qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code. Readers should carefully review the Company’s financial statements and notes thereto, as well as the risk factors described in the Company’s filings with the SEC including but not limited to those discussed in the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016. Any forward-looking statement that the Company makes speaks only as of the date of this Schedule 14D-9. The Company undertakes no obligation to publicly update or revise any forward-looking statements or cautionary factors, as a result of new information, future events, or otherwise, except as required by law.
Item 9. Exhibits.
Exhibit	Description
(a)(1)	Letter to Apple REIT Ten, Inc. Shareholders, dated August 2, 2016
(a)(2)	Press Release of Apple REIT Ten, Inc., dated August 2, 2016
(a)(3)	Excerpt from the Definitive Proxy Statement on Schedule 14A dated April 1, 2016 filed by Apple REIT Ten, Inc. with the SEC on April 1, 2016*
(a)(4)	Excerpt from the Annual Report on Form 10-K filed by Apple REIT Ten, Inc. with the SEC on March 4, 2016*
(a)(5)
Agreement and Plan of Merger, dated as of April 13, 2016, among Apple REIT Ten, Inc., Apple Hospitality REIT, Inc. and 34 Consolidated, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K (SEC File No. 000-54651) filed April 14, 2016).

(a)(6)
First Amendment to Agreement and Plan of Merger, dated as of July 13, 2016, among Apple REIT Ten, Inc., Apple Hospitality REIT, Inc. and 34 Consolidated, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K (SEC File No. 000-54651) filed July 13, 2016)

*	Incorporated by reference as provided in Items 3, 4 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2016

	By:	/s/ David P. Buckley
Name: David P. Buckley
Title: Executive Vice President and Chief Legal Counsel